UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, June 2024

Commission File Number: 001-41665

ARB IOT GROUP LIMITED

 (Translation of registrant’s name in English)

2F-09, Pusat Perdagangan IOI

No. 1 Persiaran Puchong Jaya Selatan,

Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Appointment of Independent Registered Public Accounting Firm

On May 3, 2024, ARB IOT Group Limited (the “Company”) reported that the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) approved the dismissal of BF Borgers CPA PC as independent registered public accounting firm of the Company, effective immediately.

On June 20, 2024, the Audited Committee approved the engagement of AOGB CPA Limited (“AGOB”) as the Company’s independent registered public accounting firm.

During the Company’s two most recent fiscal years ended June 30, 2023 and 2022 and through the subsequent interim period to June 20, 2024, the Company did not consult AGOB with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that AGOB concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARB IOT GROUP LIMITED

Date: June 24, 2024	By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

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